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                           Filed by CBOT Holdings, Inc.
                           Subject Company -- CBOT Holdings, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933 File No. 333-72184

The following are the prepared remarks of the Chairman of the Board of the CBOT delivered at the annual meeting of the members of the CBOT on February 20, 2003.

                    Remarks by Chairman Nickolas J. Neubauer
                  Annual Meeting of the Chicago Board of Trade
                           Thursday, February 20, 2003

     I hereby call to order the 2002 Annual Meeting of the Chicago Board of Trade. If there is no objection, the minutes of the last meeting are approved as written. Also, if there is no objection, the acts of the Board of Directors and officers since the 2001 Annual Meeting stand as approved.

     I want to thank all of you who have taken the time to attend today's annual meeting, either in person or via Membernet.

     I have been honored to be your Chairman over the last few years and I want to report to you on the progress we have made. Let me review some of these accomplishments and in doing so I want to emphasize one important point: these successes would not have happened without the efforts of many people, management and members both:

     1. Developing a strategic vision and business model designed to give our customers and members the best open auction and electronic platforms, considering both member profits and exchange profits as part of an overall plan.

     2. Putting in place an excellent management group headed by Bernie Dan, Carol Burke and Bill Farrow, and setting standards of communication and decision-making so that Board, management, and members work together to improve the overall CBOT enterprise.

     3. Working to give our customers what we believe to be the best technology in both open auction and electronic platforms:

          - Greatly improving the efficiency of open auction so that now close to half of our customer orders are electronically routed, saving paper handling and paperwork, and planning for further efficiency with the institution of real time trade matching and processing.

          - Adopting LIFFE CONNECT(TM)as our new electronic platform, a decision enthusiastically endorsed by the trading community.

     4. Finalizing our plan to change the CBOT to a for-profit corporation with a member vote to be scheduled soon after SEC review is completed.

     5. Keeping our finances sound with good business practices, while reducing member fees, eliminating dues and making important technology investments.

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     6.   Working to resolve the four major lawsuits we faced at the end of 2000
          (all four are now either settled or we have court decisions in our favor), while going through the last two years with no new major litigation.

     7. Refining our member fee preference rules so that ownership is encouraged.

     8. Taking strong stands and speaking out about market integrity, so that our customers and the public generally know how important this is at the CBOT.

     9. Working with customers to market and develop our products, with resulting volume records and new product introductions like the mini-sized Dow, Swaps, and Fed Funds options.

     10. Most importantly, communicating regularly with our members, customers and the public generally.

I.   Finances.

          Bernie and Glen Johnson will tell you about our financial results in detail, but let me touch on the highlights. The year 2002 was a record year for both volume and finances for the CBOT, with net income over $33 million, far above the $4.4 million of 2001 and the $10.1 million loss of 2000. Our ending cash balance was close to $86 million at year-end 2002, versus $53 million for 2001 and the long-term debt on the building was down to $53.5 million at year-end 2002.

II.  Restructuring Proposal.

          Once the SEC declares our registration statement effective, the proxy statement and prospectus included in the registration statement will be mailed to members, and we will follow up with member meetings.

          First, I want to make it clear that a corporate restructuring, whether at the CBOT or other enterprises, is often effected for the purpose of organizing the capital structure, corporate governance structure and or operations in a manner that more closely fulfills the objectives of the enterprise. In our case, the objectives of our proposed restructuring are to improve our competitiveness and structural flexibility while preserving our ability to provide member benefits and opportunity. Over the past several years we have implemented a number of important initiatives designed to complement the proposed restructuring in achieving these objectives.

          I say this because some people not familiar with us think that the significant amount of time we have spent developing a restructuring proposal

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     means we have not otherwise been making the progress towards our objectives we should have. Obviously, that is not so, as my description of our accomplishments shows, as well as the evidence of our record volumes and revenues.

          We have encountered some delays in our effort to bring a restructuring proposal to a membership vote, e.g., delays associated with resolving our disputes with the CBOE and the litigation brought by certain Associate Members, GIMS, IDEMS and COMS, and the SEC review process, but we have used this time to create what we believe to be an excellent proposal that will help achieve the objectives of our enterprise.

          Let me tell you why I believe that the restructuring proposal should be passed. First, the restructuring proposal contemplates the creation of a holding company, which will be a for-profit, stock corporation that will have the ability to declare and pay dividends. Although it is not currently anticipated that the holding company will pay dividends in the near future, it is possible that with a successful transition to LIFFE CONNECT and with continued increases in trading volumes, the holding company will have available to it the resources necessary to declare and pay dividends, although there can be no assurances in this regard.

          Second, we have invested a significant amount of time and effort in developing a proposed allocation of equity in the CBOT, which we believe is the product of an independent and fair process, and litigated challenges to the restructuring as I mentioned earlier. I believe that if we were not to proceed with the restructuring proposal at this time, we would only be deferring the resolution of these issues to some point in the future with much of the investment made to date in resolving these issues being largely wasted. In other words, we should go forward now while we have made the progress we have.

          I am not for this restructuring proposal because it will substantially change our corporate governance structure or the way we do things; in fact, I believe the proposed changes are relatively modest. Further, approving this restructuring proposal will not mean that we must conduct an IPO or sale or issuance of shares to individuals who are not members. A decision on a sale of shares in the future will NOT be made or preordained by passage of this restructuring proposal. Such a decision will require an amendment of the charter of the proposed holding company, which will need to be approved separately by the board of directors and the stockholders of the holding company.

          I am FOR this restructuring proposal because I believe it will help achieve our objectives of improving our competitiveness and structural flexibility while preserving our ability to provide member benefits and opportunity. In addition, I am FOR this proposal because it contemplates that we will be restructured into a for-profit, stock corporation that could distribute the money made at the corporate level. Further, I am FOR this proposal because we have invested time and effort in developing a proposed allocation of equity in the CBOT, which we believe is

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     the product of an independent and fair process, and litigated challenges to the restructuring. Last, I am FOR this proposal because it preserves member involvement in our corporate governance structure, and it reserves for subsequent approval whether or not we choose to issue shares to persons other than the membership.

          Let me emphasize one very important point. Before completion of the transactions contemplated by the restructuring proposal, you will have a membership in a not-for-profit, nonstick corporation. After completion of such transactions, you will have one or more memberships in an exchange subsidiary, which will be organized as a for-profit, nonstock corporation, plus shares of common stock in a holding company, which will be organized as a for-profit, stock corporation. Immediately following completion of these transactions, you will own common stock and membership interests that together provide you substantially the same bundle of rights and obligations that you own today as a member of the CBOT.

          The restructuring proposal does not contemplate that there will be additional shares of common stock in the proposed holding company available for issuance without a vote of the stockholders; all shares of common stock authorized are to be issued to CBOT members. The restructuring proposal further contemplates that shares of common stock in the holding company and Class B memberships in the exchange subsidiary will be stapled together until the stockholders of the holding company and Series B-1 and Series B-2, Class B members, (effectively the Full and Associate members of the CBOT), of the exchange subsidiary, vote otherwise. The Class C membership in the exchange subsidiary, which essentially represents the "exercise right", will not be subject to the same restriction on transfer.

          The restructuring proposal does not contemplate the issuance of extra shares of common stock in the holding company, including by way of an IPO, and such a plan would require the approval of the board of directors and stockholders of the holding company. A stock option plan for employees and, again, the issuance of common stock in the holding company under such a plan would require the approval of the board of directors and stockholders of the holding company.

          I congratulate the CME on its successful IPO and its market acceptance shows the value of exchanges. However, the members I talk to understand that such a stock sale is not free money. An IPO requires careful consideration as to if, how and on what terms public stock would be sold and it is certainly premature to make such decisions today.

          Although the proxy statement and prospectus that will be mailed to you is lengthy and complicated, I believe that a series of member meetings will assist the membership in understanding the proposal and the, armed with such

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      understanding, the membership will overwhelmingly approve the restructuring proposal.

III.  Market Integrity.

           I believe that one of the most critical issues for our markets is investor confidence and avoiding or eliminating conflicts of interest. These conflicts generally involve improperly combining the roles of principal and agent and can be summed up in the phrase "A man cannot serve two masters."

           I have talked about market integrity many times over the last two years. It includes everything from analysts hawking investment banking services to accountants influenced by consulting fees. Along the way we have seen stories of executives cooking the books and lying about results to pump stock prices. Investors and regulators have focused on those practices, hopefully to stop them and jail wrongdoers.

           But there are more subtle threats attacking the fairness of our markets. These are the problems that result when firms want to go beyond acting as an agent or broker for a customer attempting to get the best possible price, but instead the firm looks to profit from the customer order in a way that the customer does not see.

           These concerns about market integrity came through loud and clear in former SEC Chairman Harvey Pitt's recent letter to each of the five security option-exchange chairmen, including the CBOE:

           "I am seriously concerned that economic inducements to order flow providers and internalization by member firms create serious conflicts of interest that can compromise a broker's fiduciary obligation to achieve best execution of its customers' orders."

      Mr. Pitt went on to state that payment for order flow and internalization of order flow by firms "can discourage competition for orders among market makers" and "have the potential to encourage firms to consider their own economic interests over those of their customers." Consequently, he recommended that these practices be ENDED.

           I am proud that CBOE Vice Chairman Mark Duffy has fought against payment for order flow for years and that CBOE Chairman Bill Brodsky responded to the SEC by strongly agreeing with their views, stating:

           "At a time when investor confidence in the securities markets is at a nadir, bold action is needed to eliminate practices that work to the detriment of investors. Just as the Commission has taken a firm stand against the conflicts of interest affecting securities analysts, accountants and corporate

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          executives for the protection of investors, it should also move quickly to eliminate the conflicts of interest inherent in internalization and PFOF."

          As you know, "internalization" is a benign sounding term that means that the customer's broker trades buys or sells the customer's order for himself, while "payment for order flow (PFOF)" means that the first broker can sell the customer order to another broker who trades against it.

          In everyday terms, imagine you hired a real estate agent to sell your house and he told you it would be better if he, the agent, bought it from you instead of and before showing it to other buyers. He collects a commission, plus buys the house - that's internalization. If he sells the opportunity to buy the house to another broker, that's payment for order flow. And, by the way, after either broker has bought your house, you can bet he doesn't short circuit his profit by just showing it to one person. He shows it to the entire market for the best price he can get which is what he should have done in the first place if he was truly acting as your agent.

          The customer should know that he gets the best possible fill only if his order is handled by an agent solely dedicated to the customer's best interest, and not if his firm is acting both as principal and agent. It is true that a firm may get quotes from a marketplace before filling the order internally but there is no opportunity for price improvement by a crowd of competing market makers as when an order is presented for immediate fill. Further, if the firm is planning to buy or sell from its customer, it has reduced its incentive as the customer's agent to get the best possible price because the firm, as principal, wants to pay a low price.

          Most importantly, by turning the exchange into a quote service, you destroy the vibrancy of the competitive market, by begging the question, "why quote if you don't get to trade?" and you disadvantage other customers and market participants. The entire market, including customers from other firms, is entitled to compete for the order and if the orders are withheld from the overall market, it means fewer and fewer participants will be there in the future. In other words, why bother to show up?

          I mention these current problems of the securities options industry because we have some commodity firms that, despite the deleterious effect on investor confidence and the conflicts of interest, want to bring these practices to commodities.

          I am talking about the FIA's effort to have the CFTC force by regulatory fiat "fungibility" of futures products. It has begun its campaign using innocent sounding phrases like "clearing choice" or "clearing competitiveness". But like "payment for order flow," no customer is asking for this; it is being pushed by a few firms for their own benefit, not for the benefit of customers.

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          The proponents of this have not really spelled out in detail how
     "clearing choice" would work or even shown how it could be practical to have a number of different clearing entities all clearing the same contract. However, I believe their goal is this: A customer order could be filled and cleared at an exchange and clearing entity with one set of rules, while being offset at another exchange with another set of rules. For example, while the CBOT has rules that require competitive exposure of orders, Brokertec lists identical products but has block trading rules that allow off market trades in private deals, rules that are unacceptable to the CBOT.

          After executing a customer order via block trading at Brokertec, a firm could trade in the CBOT's open outcry or electronic markets to offset the block trading position and avoid any market risk it would have on the block trade. But only the firm would know the size and price of the block trade it was offsetting. The result: the CBOT goal and reputation of providing maximum price transparency and fairness would be severely undermined if not destroyed. Clearing choice, in effect, would allow Brokertec to override the CBOT's "trading choice." As this example shows, clearing choice would mean that no exchange would have sovereignty over how its markets would operate.

          By making the contracts "fungible", the firm could use the liquidity and integrity of an exchange's contracts but ignoring that exchange's customer protection rules.

          Most of you will be surprised to know that the FIA's justification of its proposal is that exchanges are "monopolies'. If that were true, FIA members would not have been able to start their own exchange, trading exact replicas of CBOT contracts. The fact of competition is obvious, not only from the Cantor Exchange and Brokertec, but from the announced entrance of Eurex. To me the motive of the "clearing choice" people is internalization, which is the opposite of competition, and, as Harvey Pitt said regarding payment for order flow, any supposed "competitive" benefits do not flow through to customers.

          There is another extremely important consideration in addition to our rules mandating competitive exposure of orders: In these post-Enron days, I had one question asked of me many times: What financial protections do customers have at the Chicago Board of Trade?

          My answer is simple: we have the Board of Trade Clearing Corporation with a AAA guarantee of their trades and surveillance programs that continuously monitor the financial condition of member firms and their ability to comply with obligations to customers. I don't think any customer would want to give up these protections.

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          In summary, I do not believe that the idea of "clearing choice"
     exercised by firms is any more acceptable than payment for order flow or internalization generally. These practices are not done in the customer's interest or of the market overall, but what some firms perceive to be in their interest and that is not a proper consideration.

          Customer orders get the best price when brought to a competitive crowd for execution. Orders matched upstairs or traded against by a firm as principal do not get the same benefit of competitive execution. "Fungibility", "clearing choice", etc. are simply ways to keep customer orders away from competitive execution at open, transparent exchanges. I doubt if any informed customer wants that to happen, nor do I think the CFTC should make this possible by mandating fungibility. I am glad that SEC Chairman Harvey Pitt highlighted these issues.

     As I conclude my Chairmanship, let me say it has always been challenging, sometimes intensely so. Nonetheless, even with the serious responsibilities involved, I have enjoyed it. I have had the privilege of contributing to a great institution and working with many, many people committed to its success. Charlie Carey has been an excellent Vice Chairman, he knows all the issues and is running unopposed for Chairman. Charlie, best wishes; I know you will do a great job.

     Now let's hear from Bernie Dan, our CEO, and then from Glen Johnson, our Chief Financial Officer, following which we will discuss the CBOT in response to your questions.

While CBOT Holdings, Inc. (CBOT Holdings) has filed with the SEC a Registration Statement on Form S-4, including a preliminary proxy statement and prospectus, relating to the restructuring of the Board of Trade of the City of Chicago, Inc.
(CBOT), it has not yet become effective, which means it is not yet final. CBOT members are urged to read the final Registration Statement on Form S-4, including the final proxy statement and prospectus, relating to the restructuring of the CBOT referred to above, when it is finalized and distributed to CBOT members, as well as other documents which CBOT Holdings or the CBOT has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. CBOT members may obtain a free copy of the final prospectus, when it becomes available, and other documents filed by CBOT Holdings or the CBOT at the SEC's web site at www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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The following are the prepared remarks of the President and Chief Executive
Officer of the CBOT delivered at the annual meeeting of the members of the CBOT on February 20, 2003.

                                PREPARED REMARKS
                       CBOT PRESIDENT & CEO BERNARD W. DAN
                   CHICAGO BOARD OF TRADE 2002 ANNUAL MEETING
                                FEBRUARY 20, 2003

     Thank you Nick for that introduction.

     I am honored to be the President and CEO of the Chicago Board of Trade during what I see as a time of tremendous opportunity for the exchange, its members and employees, and all those customers who use the products of the Board of Trade. I am very appreciative of all of you who have come to visit me or have called me with not only words of encouragement but also with your ideas on how to make the Board of Trade a stronger institution. You have the benefit of knowing that there is a strong management team working hard every day in support of you, and I am fortunate to have Carol Burke and Bill Farrow working with me in the Office of the President as we work with Chairman Neubauer, Vice Chairman Carey and the Board of Directors in setting the proper course for the future of the Chicago Board of Trade.

     As Chairman Neubauer pointed out to you, the Board of Trade had its best year ever in 2002, and as we are a product-driven organization, we are committed to continuing that growth in 2003. We had 12 different contracts set new volume highs for the year, and I am particularly pleased with the performance of some of our new products, including the Mini-Sized Dow futures as well as our swaps complex. I believe that with the business disciplines we have instilled at the exchange, even better years lie ahead of us in terms of product development.

     I believe that liquidity helps build product interest. The April 2002 launch of our mini-sized Dow Jones contract has attracted record numbers of retail participants to our

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equity index complex because it filled a need in a key market segment. Market participants were provided with the opportunity to trade on their preferred platform and in a contract sized to fit. Key factors to the continued growth of this product have been an aggressive marketing and advertising campaign in the fourth quarter of last year, combined with designated electronic market makers that continuously post two-sided, deep markets. Continuing the growth of our equity complex is one of our goals for 2003, and we will be looking to introduce other benchmark products in conjunction with our partners at Dow Jones.

     Last month we announced some new activities in our interest rate complex with the upcoming March 14 launch of a Fed Funds options contract. We also announced an expansion of our business relationship with ABN AMRO that includes market making activities in our 10 and 5-year agency futures contracts, which should bring added liquidity to this product. ABN AMRO also has contributed to the success in our swaps complex and their relationship has been very productive for the CBOT.

     Since 1848, the CBOT has earned its place as the world leader for agricultural products as it currently held a global market share at the end of 2002 of 72 percent of worldwide futures and options trading. By providing deep, liquid and transparent markets, and by improving the efficiency of our open auction markets through investments in order routing and handheld trading technology, we expect the CBOT will continue to hold its leadership position in America's agricultural sector well into the future.

     I believe our success as an exchange is based in large part on providing our members and customers with products they want in the most efficient and cost-effective

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trading format. That is why we are proceeding with our hybrid business strategy of providing dual trading platforms and allowing the customer to decide where they want to put their business.

     In addition, we continue to focus our efforts on increasing the distribution of our products. That is why we negotiated an agreement with eSpeed to distribute our interest rate products through its front-end trading system. Soon, eSpeed customers will have the ability to trade both cash and futures, side-by-side, in one neutral, fully electronic, real-time marketplace. We believe that eSpeed's tremendous distribution network, combined with its sophisticated technology and high customer service levels; make it an ideal channel for CBOT products.

     In January, we announced our decision to enter into a licensing agreement to use the LIFFE CONNECT electronic trading platform. We conducted a thorough evaluation of existing market technology in order to identify a system that would best meet our needs in the areas of business functionality and technical capability, and it was clear that LIFFE CONNECT was the leader in both categories.

     The LIFFE CONNECT deal is first and foremost a technology agreement, and Mary McDonnell is heading up our efforts to make a seamless transition. In addition, we have agreed with Euronext.liffe to see how we can cooperate on a variety of product and distribution initiatives designed to provide benefits for our respective institutions. I believe the complementary nature of each exchange's product mix provides the potential for rich cooperation, and we will be keeping you informed of further developments as they occur.

     Glen Johnson will follow my remarks with his detailed financial presentation, but I am pleased to tell you that I believe our stronger balance sheet is in part the result of a more streamlined operation at the exchange on your behalf. Over the past year, I have asked our employees to examine every business process and procedure undertaken at the exchange. We have challenged many internal processes and have identified opportunities to change; all in the interest of improving our market model. As a result, I believe we have the capability to continue to make investments in new products and new technology without impacting the level of service we provide to you and to market users.

     Our technology investments are paying off not only in terms of our electronic platform, but also in terms of improving the efficiency and accessibility of our open auction markets. At the end of last year, nearly 6.2 million futures and options orders were sent electronically to floor brokers using order receipt devices. For our financial products, about 40% of the futures orders and 14% of the options orders are filled using electronic order routing, and for our agricultural products, those numbers are 52% and 42% respectively.

     While this is a good benchmark, I think we can do even better in terms of market efficiency in 2003. This year we plan to roll out handheld devices for floor traders. These devices enable traders to electronically record pit trades as well as to participate in our screen-based markets. I expect this will be of great value to our floor traders, who have established themselves as a major source of liquidity in both trading venues.

     Since joining the CBOT, I have promoted and further defined four value propositions of the Chicago Board of Trade which serve as the cornerstones of our business strategy. These four values are: integrity, transparency, openness and innovation.

     Integrity. At the Board of Trade, we will continue to set the highest standards and principles that the marketplace has come to expect. We believe the combined self-regulatory practices of the Board of Trade and the Board of Trade Clearing Corporation provides end users the highest level of confidence of any marketplace, a level of confidence that has been earned over time. This quality is not easily replicated.

     Transparency and openness. The Chicago Board of Trade is about ensuring that every order gets the opportunity and privilege of market makers competing for that order, whether it is in the open auction market or on the screen. We will maintain market openness and not allow pre-arrangement of trade, principal-agent conflicts, or other practices that lend itself to the internalization of order flow.

     To my way of thinking, fragmented markets are those that allow and support less than transparent market practices and lend themselves to potential pricing issues. As Chairman Neubauer has pointed out on numerous occasions, participants in the futures industry have communicated clearly their preferences for market transparency, particularly given the continued conflicts of interest that plague Wall Street and have reduced overall investor confidence. As a result, we have seen more and more market participants fully embrace the regulated markets which has led to increased trading at the CBOT.

     Innovation. If you consider the 155-year history of the Board of Trade, we have grown from what was essentially a grain-only, physically delivered marketplace into a world-renowned, global marketplace that has institutionalized the risk transfer process.

     We must build off our history of innovation and to do so in an environment that is marked by unprecedented competition. One of the valid criticisms of the Board of Trade over the years has been its lack of receptiveness to new ideas and how to improve itself as an institution. One of the things I bring to the exchange in my role is the ability to listen more to the customers and members that we serve, and then make sure we understand the competitive landscape and respond in a fashion that enhances our market model.

     That leads me to talk about what I think we have to do to be successful in 2003 and beyond. We need to be an organization that leads and creates opportunity. To do so we must focus on four basic themes: speed, flexibility, integration and innovation.

     Speed. We have to respond to your needs and those of our market users in a period of time that meets your requirements. Respond could mean something as simple as getting a member connected to our electronic clerk. In the days when we did not face as much competition as we do today, and where regulated markets enjoyed some protection in terms of the Commodity Exchange Act, speed was not really viewed as a competitive necessity for an enterprise such as the Board of Trade. Well, today it is, and we have to be faster if we are going to be successful.

     Flexibility. If we want to be more responsive, we also have to be flexible. Allowing customers to have a choice of either screen or floor trading is an example of being flexible. If we are flexible, we have the speed to react competitively.

     Our industry is experiencing unprecedented change which is driven primarily by technology, regulatory change, and competition. We must be flexible, as it will allow us to manage change effectively and not be negatively influenced by it.

     I believe the Board of Trade has responded very aggressively in the face of competitive threats in the past, and we must continue to be pro-active in the future. As an example, last year we re-engineered our pricing structure to support liquidity providers on both platforms. We have experienced significant growth in trading volume on both platforms. Further, we have created a link between seat ownership and electronic trading. This revised fee structure provided significant volume incentives for active traders, and is consistent with our objective to further develop and maintain the most liquid and deep markets. These active traders were instrumental in the success of the CBOT this past year.

     Integration. To enhance our speed and flexibility, I have challenged our employee team to respond to the changes in our business in a way that sometimes challenges the norm. We are reviewing the skill sets of our employees to determine how to best maximize those skills to the benefits of our members and customers. By integrating speed and flexibility into our business processes, we will improve our ability to execute and insure that our key projects are completed.

     We have led a very aggressive project management effort resulting in the completion of over 40 projects in the past year. Our agenda for 2003 is just as aggressive, and our projects are geared on three main themes: improving our core business processes, streamlining exchange activities and eliminating those things that do not add value to either our customers or members. This discipline is very important to maintain, as we do not want to fall behind other emerging marketplaces.

     Innovation. Whether through our product design, our approach to side-by-side trading, our pricing mechanisms, our decisions with respect to eSpeed and LIFFE

     CONNECT, or any other means of promoting our intellectual property, the Board of Trade's approach to the changing competitive landscape has been driven by innovation. Our future depends on our ability to continue to develop and promote innovative ideas, and to do so in alignment with member opportunity, customer demand and competitive forces.

     As we move forward as an institution, I want the word "innovative" to be part of the description used by the outside world when they talk about our exchange. To make the CBOT a more innovative organization, we have to take a look at many different areas. You will see innovation not only in our product design, but you also will see it reflected in our technological architecture and infrastructure, in our billing and pricing mechanisms, and in our real estate strategy, just to name a few examples. Such efforts will result in benefits to our members.

     If we are successful in the areas of speed, flexibility, integration, and innovation, I believe we will improve our ability to execute. In that regard, we will deliver on our goals of improving access to our markets, introducing new products and enhancing liquidity pools, and doing so in an extremely competitive environment.

     And those competitive challenges are many. Let me outline a few. The first would be the issue of clearing choice, which essentially allows an FCM to choose where they want to clear an executed trade as opposed to how it is today where the marketplace determines the selection of the clearing agent. We have chosen the Board of Trade Clearing Corporation as our clearing agent, together we have defined that relationship, and that structure has served the public well for over the last 75 years.

     At the Board of Trade, we go about the business of maintaining standards that support market integrity, and in the Chicago Board of Trade and the Board of Trade Clearing Corporation I do not think you will find a more efficient model. Together we have institutionalized a risk transfer process viewed as best in class in the industry. As the issue of clearing choice develops, I will continue to challenge this agenda and do so based on our proven model.

     The second key challenge is fungibility. Fungibility, in my judgment, compromises innovation for a marketplace. The Board of Trade could design products, pricing mechanisms or business processes that are unique and value-oriented to the Board of Trade yet, in a "fungibility world" could be transferred or used by any of our competitors. Essentially, we would offer our intellectual property for free. I do not think that any of the large firms or anyone in the FIA would be willing to sacrifice the intellectual property associated with their own ideas. Ultimately, fungibility will compromise price discovery and our market model.

     A third competitive issue is block trading. Our position on this issue is clear, and we will continue to articulate the value of transparency, integrity and openness.

     The last major issue I will touch on is the ongoing competitive threats from other market models like BrokerTec. For nearly 155 years, the Chicago Board of Trade has always welcomed industry competition, and that holds true today. But we have to maintain our focus and respond aggressively, and that is why our eSpeed and LIFFE CONNECT decisions are so critical. These decisions will leverage our diverse liquidity pool and allow the CBOT to have a competitive advantage in the rapidly growing electronic trading marketplace for the foreseeable future, while at the same time embrace our open outcry model.

     It is incumbent upon all of us to recognize the risks and challenges we face, and to understand and communicate our strengths. The Chicago Board of Trade has a very good story to tell, a well-tested history of how we have performed, how we have been innovative, and how the transparency and market openness have benefited the global marketplace.

     This is the message Nick, Charlie and I, along with our Washington team, have delivered to members of Congress who come to the exchange, including recent visitors such as Illinois Senator Peter Fitzgerald and Senate Minority Leader Tom Daschle, along with those legislators we meet in Washington. These educational efforts are aided greatly by AMPAC, our political action committee, and I want to thank every member who has given a voluntary contribution so far this year. I want to emphasize that any contribution to AMPAC is voluntary, and that the CBOT will not favor or disadvantage anyone by reason of the amount contributed or the decision whether to contribute. Given the competitive challenges we face, it is clear that a stronger political action committee will work to the benefit of all members.

     In conclusion, we will work to maintain the attributes that reflect the values of the CBOT; integrity, transparency, openness and innovation. We must continue to maintain business discipline and build on our success. Our business model is much stronger, our cash position continues to grow, and the focus of our professional employee team to work more efficiently are things that we want to further develop.

     I am confident that with our Board of Directors and employee team, the Chicago Board of Trade is well positioned to take advantage of the tremendous opportunities lying ahead of us. We have a tremendous pool of liquidity with flexible access to our open auction and electronic platforms. I believe that together with our unsurpassed integrity, the Chicago Board of Trade's position in the marketplace will remain formidable.

     Now I would like to introduce Glen Johnson, our Senior Vice President and Chief Financial Officer, for his presentation.

While CBOT Holdings, Inc. (CBOT Holdings) has filed with the SEC a Registration Statement on Form S-4, including a preliminary proxy statement and prospectus, relating to the restructuring of the Board of Trade of the City of Chicago, Inc.
(CBOT), it has not yet become effective, which means it is not yet final. CBOT members are urged to read the final Registration Statement on Form S-4, including the final proxy statement and prospectus, relating to the restructuring of the CBOT referred to above, when it is finalized and distributed to CBOT members, as well as other documents which CBOT Holdings or the CBOT has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. CBOT members may obtain a free copy of the final prospectus, when it becomes available, and other documents filed by CBOT Holdings or the CBOT at the SEC's web site at www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

                                     * * * *

The following presentation was delivered by the Chief Financial Officer of the CBOT at the annual meeting of the members of the CBOT on February 20, 2003.

                                     [LOGO]


                                     Volume
                                  in thousands

                                  2002             2001
Volume:

Floor                          214,557          207,774
Screen                         129,325           52,559
--------------------------------------------------------
Total                          343,882          260,333
--------------------------------------------------------

Volume Percent:

Floor                           62.4%             79.8%
Screen                          37.6%             20.2%
--------------------------------------------------------
Total                          100.0%            100.0%
--------------------------------------------------------

                                    Revenues
                                  in thousands

                                        2002             2001             2000
                                       Actual           Actual           Actual
--------------------------------------------------------------------------------
Exchange Fees                          $206,762         $131,040        $103,984
Market Data                              58,258           66,509          61,060
Building                                 25,239           24,828          24,530
Services                                 16,554           14,262          18,829
Dues                                                       9,027           5,484
Other                                     4,497            2,505           3,840
--------------------------------------------------------------------------------
Total Revenues                         $311,310         $248,171        $217,727
================================================================================

[LOGO]



                               Operating Expenses
                                  in thousands

                                                         2002          2001          2000
                                                        Actual        Actual        Actual
-------------------------------------------------------------------------------------------

   Salaries and Benefits                               $59,165        $59,141       $56,973
   Depreciation and Amortization                        36,747         43,537        40,013
   Professional Services                                30,716         20,013        32,459
   General and Administrative Expenses                  12,538         12,840        15,557
   Building Operating Expenses                          24,579         22,961        22,584
   Technology Services                                  42,807         42,537        37,723
   Contracted License Fees                              13,999          2,010         2,003
   Programs                                              3,449          1,847         3,539
   a/c/e Software Impairment                             6,244         15,210
   Interest Expense                                      4,754          6,734         6,773
   e Speed Settlement                                   10,735          3,000
   Loss on OneChicago                                      712
   Severance and  Related                                4,155          9,875         8,261
-------------------------------------------------------------------------------------------
Total Operating Expenses                              $250,600       $239,705      $225,885
-------------------------------------------------------------------------------------------

                                                                                           4

[LOGO]

                                Income Statement
                                  in thousands

                                              2002          2001          2000          1999
                                            Actual        Actual        Actual        Actual
--------------------------------------------------------------------------------------------
Revenues                                  $311,310      $248,171      $217,727      $203,948
Expenses                                   250,600       239,705       225,885       221,303
--------------------------------------------------------------------------------------------

Operating Income/(Loss)                     60,710        8,466         (8,158)      (17,355)
Provision for Taxes                         24,977        4,002          1,950        (2,895)
Minority interest in loss
of CBB                                                                                 6,933
Cumulative effect of
change in accounting
principle-net of tax                                         (51)                     (2,920)
---------------------------------------------------------------------------------------------
Net Income/(Loss)                          $35,733        $4,413      ($10,108)     ($10,447)
=============================================================================================

[LOGO]

                               Cash Flow Summary
                                  in thousands
                            (Includes Escrow Funds)



                                           2002         2001         2000
                                          Actual       Actual       Actual

-Cash from Operations                     $79,030      $55,150      $46,361
-Cash used for Capital
 Expenditures and Investments             (23,716)     (16,306)     (38,641)
-Cash used for Debt Service,
 Net of Borrowings                        (22,691)     (13,882)      (1,964)
-------------------------------------------------------------------------------
Cash Flow                                  32,623       24,962        5,756
Beginning Balance                          53,167       28,205       22,449
-------------------------------------------------------------------------------
Ending Balance                            $85,790      $53,167      $28,205
===============================================================================

                             Balance Sheet Summary
                                  in thousands

                                            2002         2001         2000
                                           Actual       Actual       Actual
--------------------------------------------------------------------------------

Current Assets                            $115,826      $82,474      $54,023
Current Liabilities                         61,141       74,150       76,530
--------------------------------------------------------------------------------
Net Current Assets/(Liabilities)            54,685        8,324      (22,507)
Net Property                               242,238      262,010      303,837
Net Other Liabilities                      (25,506)     (18,437)     (28,224)
--------------------------------------------------------------------------------
Total                                     $271,417     $251,897     $253,106
--------------------------------------------------------------------------------

Represented By:
Long-term Debt                            $ 42,857      $58,324      $64,286
Member's Equity                            228,560      193,573      188,820
--------------------------------------------------------------------------------
Total                                     $271,417     $251,897     $253,106
================================================================================

[LOGO]

                                 Summary of Debt
                                  in thousands



                                                   12/31/2002       12/31/2001       12/31/2000
-----------------------------------------------------------------------------------------------
Private Placement Senior Notes
  at 6.81%                                            $53,571          $64,286          $75,000
Secured Revolving Credit Agreement
  at LIBOR plus .625%                                                                     7,300
Secured note payable due 2004
  at 8.25%                                                               7,990
Note Payable to Eurex Group
  at 6.25%                                                               4,446            9,069
-----------------------------------------------------------------------------------------------
Total Debt                                            $53,571          $76,722          $91,369
-----------------------------------------------------------------------------------------------

While CBOT Holdings, Inc. (CBOT Holdings) has filed with the SEC a Registration Statement on Form S-4, including a preliminary proxy statement and prospectus, relating to the restructuring of the Board of Trade of the City of Chicago, Inc.
(CBOT), it has not yet become effective, which means it is not yet final. CBOT members are urged to read the final Registration Statement on Form S-4, including the final proxy statement and prospectus, relating to the restructuring of the CBOT referred to above, when it is finalized and distributed to CBOT members, as well as other documents which CBOT Holdings or the CBOT has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. CBOT members may obtain a free copy of the final prospectus, when it becomes available, and other documents filed by CBOT Holdings or the CBOT at the SEC's web site at www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.


                                   *  *  *  *

     The following are the prepared remarks of the Chief Financial Officer of the CBOT delivered at the annual meeting of the members of the CBOT on February 20, 2003.

                                 Annual Meeting

                                February 20, 2003

     I am pleased to again present the annual financial report to the membership. The year-end audit is substantially complete. The financial statements will be incorporated into our next filing with the SEC, which is anticipated to occur shortly and they will be made available. The filing will also include "management's discussion and analysis of results" which is a commentary that is the basis of this presentation.

     2002 saw record volume and a continued return to financial stability that allowed for a reduction in certain fees paid by the membership. Trading volume during 2002 was 343.9 million contracts; a 32% increase from 260.3 million contracts in 2001. Volume from the floor increased 3% to 214.6 million contracts compared to 207.8 million contracts in the prior year. Trading volume from the screen increased 146% to 129.3 million contracts in 2002 versus 52.6 million contracts in 2001. Since the launch of the a/c/e system, the percentage of electronic trading to total trading volume has progressively increased from approximately 12% at its inception in August 2000 to an average of 20% in 2001 and an average of 38% in 2002.

     Total Revenues were $311.3 million, an increase of $63.1 million from 2001 and $93.6 million from 2000.

     Exchange fee revenues are the core of the CBOT's business. Due to the increased trading volume and revised fee structure at the beginning of 2002 as well as the increased proportion of electronic trading which has higher fees, revenues from exchange fees increased 58%, or $75.7 million, from $131.0 million in 2001 to $206.8 million in 2002. The average rate per contract was $0.60 for the year ended December 31, 2002, compared to $0.50 for the same period of the prior year.

     Fee revenue from open outcry included in exchange fees was $100.5 million for the year ended December 31, 2002, a 12% increase compared to $90.1 million in the prior year period. Fee revenue from electronic trading was $106.3 million in 2002, 160% higher than $40.9 million recorded in the prior year.


     Market Data continues to be the second largest source of revenues. Revenues were $58.3 million, a decrease of 12% from last year. The reduction in terminal subscriptions is consistent with recent trends as industry consolidation and the increased use of electronic trading systems, which do not typically charge for the distribution of market data, have reduced the total subscription needs for this revenue category.

     Rental revenues of $25.2 million were essentially the same levels as the last two years. At the end of the year as many of you know, our largest tenant moved out of the building. In an effort to market the CBOT building, the building management has been augmented with two real estate brokers. Some of this space has been already leased out. In line with the reduction of CBOT personnel we have consolidated offices throughout the building into some of the space on the 9th, 10th and 11th floor in the old building.

     Service revenues are primarily for services provided here on the floors such as telephones, booth space and badges. Also included for 2002 is six months of the floor efficiency fee that was charged from January through June.

     Other revenue consists primarily of fines and investment income.

     Turning to expenses. Our total operating expenses were $250.6 million. Salaries and benefits, the biggest component of expenses were $59.2 million, at the same level as last year. Of this amount, $42.2 million was spent on salaries alone. This amount, due to reduction staff levels is the lowest level since 1997. What offset these savings are the continued increases in health care costs that impact every company.

     Depreciation and amortization decreased $6.8 million from last year.
This decrease is brought about due to the write down in 2001 and in the first quarter 2002 of our capitalized software in the a/c/e trading system. This was done in anticipation of the Board action that gave up ownership rights in the software in exchange for a license agreement based on trading volume. This action impacts two other expense areas, which I will get to in a minute.

     Professional services increased over 50%. This covers technology consultants that increased $7.5 million and legal expenses that increased $4.6 million. A good portion of the legal expenses were related to the AM lawsuit, the eSpeed litigation and the soybean case. All of these were settled in 2002 and we do not expect the magnitude of these legal costs in 2003.

Professional services also include amounts relating to the current demutualization plan of $3.3 million compared to $4.6 million in 2001.

     General and administrative expenses decreased 2% to $12.5 million in the year ended December 31, 2002, down from $12.8 million in the same 2001 period. The decrease was primarily the result of $1.9 million less in bad debt expenses related to the bankruptcy of one of our quote vendors in 2001.

     Building operating costs increased 7% in 2002 to $24.6 million, from $23.0 million in 2001. This was primarily due to the full year impact of increased security personnel costs after 9/11 and increased insurance costs, which in part is also related to 9/11.

     Information technology services were $42.8 million in 2002, a slight increase from $42.5 million in 2001. Included in this category is cost of the a/c/e operations and maintenance and support of all the systems that are used in the operation of the floors.

         Contract license fees cover the license agreements that we have for electronic trading and the equity products. As I mentioned earlier, the agreement with Eurex was changed on April 1st where we went from owning the software to paying a per fee contract. Also included in this category is the approximately $2 million paid to Dow Jones for the licensing of their contract.

         Programs are primarily our business development costs

         The first quarter of 2002 included $6.2 million of accelerated depreciation related to the impairment adjustment made to the a/c/e system at the end of 2001. At December 31, 2001, the CBOT revalued the a/c/e system to its net realizable value of $12.5 million, which was initially intended to be fully amortized through June 2002. As previously mentioned, the remaining book value at March 31, 2002 was expensed as a loss on long-lived assets.

         Interest expense of $4.8 million is declining as debt is paid down.

         Last August, the Board settled the patent infringement lawsuit whereby we agreed to pay $15 million over a five-year period, which consists of an initial payment of $5 million, with five subsequent annual payments of $2 million. The present value of this obligation is $13.7 million of which $3 million was booked as a reserve in 2001.

         There was a loss of $712,000 on the Board's share of the investment in One Chicago.

         Finally, there was a charge of $4.2 million for severance and other. This is primarily the charge for contract termination with the former CEO. Although most of the reductions in staffing were in 2001, there were some further reductions in 2002.

         In summary then the Board of Trade had consolidated revenues of $311.3 million, Expenses of $250.6 million and an after tax net income of $35.7 million. I put a four-year comparison on this slide to show where we came from in 1999 and 2000 where we had $20 million in losses for the two- year period. While the income statement is one measurement of how we did, in an organization like the Board of Trade where the object is to not maximize net income, cash flow continues to be a better measurement how we are doing.

         Cash generated from operations was $79.0 million. This number represents net income adjusted for non-cash item like depreciation, amortization and software write-offs and changes in working capital accounts. Cash used for capital expenditures and investments of $23.7 million is just that, capital items, primarily enhancements to computer software and hardware and a $1.4 million investment in OneChicago. Cash used for debt service was $22.7 million for a total cash flow of $32.6 million. Add that to the $53.2 million that we started the year with and you end up with a balance of $85.8 million, $83.5 million being unrestricted and the balance being the membership escrow funds.

         A summary of the balance sheet on December 31st. There were $54.7 million of net current assets. Property, net of depreciation and amortization was $242.2 million. Net other liabilities of $25.5 million for a total of $271.4 million represented by $42.9 million of the long-term portion of debt and $228.6 million of members' equity.

         Total debt on the Board of Trade at year-end was $53.6 million comprised solely of the private placement notes. Another $10.7 million will be paid down on these notes on March 31st at which time the balance will be $42.9 million. The debt level has been cut in half in the last five years from the high of $106.7 million on December 31, 1997

         So that is how we stand financially at year-end. It is a vast improvement from where we were two years ago. But over the years that I have been here I've seen our fortunes change from year to year. We are going to continue to be dependent on pricing and volume for exchange fee revenue. There is a certain level of fixed costs that is required to just open the door in the morning.

         We have to continue to run the place efficiently and be able to make adjustments if volume decreases. Finally, we have to make sure the capital we spend efficiently provides the benefit to the membership. As some of you have over the years, please feel free to call me if you any questions.

While CBOT Holdings, Inc. (CBOT Holdings) has filed with the SEC a Registration Statement on Form S-4, including a preliminary proxy statement and prospectus, relating to the restructuring of the Board of Trade of the City of Chicago, Inc.
(CBOT), it has not yet become effective, which means it is not yet final. CBOT members are urged to read the final Registration Statement on Form S-4, including the final proxy statement and prospectus, relating to the restructuring of the CBOT referred to above, when it is finalized and distributed to CBOT members, as well as other documents which CBOT Holdings or the CBOT has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. CBOT members may obtain a free copy of the final prospectus, when it becomes available, and other documents filed by CBOT Holdings or the CBOT at the SEC's web site at www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

                                    * * * *